Exhibit 10.3

SECOND AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

This SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of January 23, 2014 by and between Ladder Capital Finance LLC, a Delaware limited liability company (the “Company”), and Brian Harris (“Executive”).

WHEREAS, the Company and Executive are parties to that certain Amended and Restated Employment Agreement, dated as of January 22, 2013 (the “Prior Agreement”);

WHEREAS, reference is hereby made to (i) Ladder Capital Finance Holdings LLLP, a Delaware limited liability limited partnership (“Holdings”) and (ii) Ladder Capital Corp, a Delaware corporation (“LCC Corporation”);

WHEREAS, LCC Corporation is currently contemplating the completion of an initial public offering of shares of its Class A Common Stock pursuant to a transaction which would result in LCC Corporation becoming the general partner of, and the owner of a significant limited partnership interest in, Holdings (such initial public offering, the “Ladder IPO”);

WHEREAS, if the Ladder IPO is completed, then the date on which the Ladder IPO closes and thereby is completed shall be referred to herein as the “IPO Date”; and

WHEREAS, subject to Section 14 of this Agreement, the Company and Executive desire to amend and restate the Prior Agreement in its entirety as set forth herein.

NOW THEREFORE, in consideration of the premises and mutual covenants set forth herein, and other consideration, the receipt of which is hereby acknowledged, the Company and Executive hereby agree as follows:

1. Position and Employment. The Company agrees to continue to employ Executive, and Executive hereby agrees to continue employment with the Company, as the Company’s Chief Executive Officer, upon the terms and conditions as set forth in this Agreement for the Employment Period (as herein defined).

2. Reporting, Duties, and Other Covenants.

(a) Reporting. Executive shall report to the Board of Directors of LCC Corporation or, if the Company ceases to be indirectly controlled by LCC Corporation, then the Board of Directors of the Company or the Company’s ultimate parent (in either case, the “Board”). There will not be any other executives that report to the Board.

(b) Duties. Executive shall be responsible for supervision and general management of the business and operations of the Company and shall have the normal duties, responsibilities, and authority of a Chief Executive Officer, subject to the power of the Board (i) to expand, with the written consent of Executive, such duties, responsibilities, and authority beyond what is otherwise described herein and (ii) to identify specific decisions or actions that require consultation with, or the consent of, the Board or an appropriate committee thereof. Such normal duties of Executive shall include decision-making authority over the day-to-day operations of the Company and the other Ladder Companies (as herein defined), including, without limitation, day-to-day decision-making authority regarding (x) the hiring, firing, reporting, and, subject to Section 3, compensation of the Ladder Companies’ employees (provided that the hiring, firing, reporting, and compensation of any management-level employee of any Ladder Company shall require approval of the Board or an appropriate committee thereof); (y) subject to Section 2(c)(i) and to any general guidelines, parameters, or policies that may be adopted by the Board or an appropriate committee thereof from time to time, the identification, execution, and disposition of the portfolio investments of the Company and any of the other Ladder Investment Companies (as herein defined); and (z) the consultation of outside advisors and experts on behalf of the Company and the other Ladder Companies.

(c) Executive Covenants.

(i) Executive shall have the power and authority (without consent or approval from the Board or the Risk and Underwriting Committee of the Board (the “RUC”)) to commit the Company, any other Ladder Company (as herein defined), or as any other entity for which any Ladder Company has authority to make investment decisions (collectively with the Ladder Companies, the “Ladder Investment Companies”), in each case, whether for their respective own accounts and/or in connection with any assets under management, to:

A.	invest in investment grade commercial mortgage-backed securities or securities guaranteed by an agency of the United States of America in any single class of any single issuance in an investment amount for all Ladder Investment Companies of up to (i) $26,000,000 for securities rated, at the time of such investment, AA, A or BBB by either Standard & Poor’s Corporation (“S&P”) or Fitch Ratings (“Fitch”), or Aa, A or Baa by Moody’s Investor Service (“Moody’s”), and (ii) $50,000,000 for securities rated, at the time of such investment, AAA by either S&P or Fitch, or Aaa by Moody’s (collectively, “CMBS and Agency Investments”);

B.	with respect to the aggregate investments made by the Ladder Investment Companies for any particular commercial real estate project, make: (x) fixed rate loans (including government sponsored entity project fixed rate loans) in an amount up to $50,000,000, (y) floating rate and mezzanine loans in an amount up to $20,000,000, and (z) equity investments in an amount up to $5,000,000, including, in each such case with respect to such amounts, the use of leverage by the Ladder Investment Companies pursuant to any debt facility that has been obtained by any Ladder Investment Company, and so long as, in each case, any such investment is otherwise in compliance with the parameters established, from time to time, by the RUC (collectively, “Commercial RE Investments”);

C.	invest in instruments such as interest rate swaps, swap futures, VIX calls, S&P puts, credit default swaps and index-based hedges (including CMBX) (collectively, “Hedges”) to hedge interest rate and credit risk for the Ladder Investment Companies; or

D.	invest the assets of any Ladder Investment Company, in the ordinary course of its business, by making investments in short-term, highly liquid securities issued or guaranteed by the U.S. Government or its agencies or commercial paper (rated at least A-1/P1 by S&P and Moody’s, respectively, with terms/average lives of no more than 2 years), bank deposits (at FDIC-insured banks with a minimum deposit rating of A-1/P1 by S&P and Moody’s respectively), and diversified money market funds (collectively, “Cash Equivalent Investments”; and collectively with CMBS and Agency Investments, Commercial RE Investments and Hedges, “Pre-Approved Investments”).

With respect to any proposed investment by any Ladder Investment Company other than Pre-Approved Investments, Executive shall submit for approval to the RUC an investment committee memorandum with respect to such proposed investment, and any such proposed investment shall be deemed to be approved by the RUC in the event that the RUC has not acted with respect to such proposed investment within two business days of receiving such memorandum.

(ii) In the event Alan Fishman ceases for any reason to be Chairman of the Board, then either (A) Executive shall be offered by the Board (but is not required to accept) the position of Chairman of the Board or (B) the individual to be appointed to the position of Chairman of the Board shall be subject to the approval of Executive.

(iii) Executive acknowledges and agrees that he will be subject to the policies and procedures of the Company, as may be established, amended, or terminated from time to time, including those generally applicable to senior management employees of the Company; provided that in no event shall any failure by Executive to comply with any such policy or procedure constitute a breach of this Section 2(c)(iii) and give rise to “Cause” under clause (C) of the definition thereof in Section 5(d)(i).

(iv) Subject to Sections 2(d)(iii) and 4(e), Executive shall devote such time and attention to the business and affairs of the Company, LCC Corporation, Holdings, and their respective subsidiaries, whether currently existing or hereafter acquired or formed (collectively, the “Ladder Companies”) as are necessary for Executive to fulfill his duties and responsibilities as Chief Executive Officer and shall not devote business time and attention to any other business interest.

(v) The Company may apply for, obtain, and maintain a key man life insurance policy in the name of Executive, the beneficiary of which shall be the Company. Executive shall submit to reasonable physical examinations and answer reasonable questions as may be required in connection with the application and, if obtained, the maintenance of, such insurance policy.

(vi) Expiration of Put Provisions. Reference is hereby made to the Subscription Agreement, dated as of September 22, 2008, by and between Holdings and Executive (the “Harris Subscription Agreement”). Executive and the Betsy A. Harris 2012 Family Trust (the “Harris Trust”) hereby acknowledge and agree that, effective as of the IPO Date, Section 4 of the Harris Subscription Agreement will automatically terminate and will be of no further force or effect. Accordingly, Executive and Harris Trust hereby agree that, effective as of the IPO Date, neither Executive, Harris Trust nor any other person has any further rights pursuant to Section 4 of the Harris Subscription Agreement. Holdings is a third party beneficiary of this Section 2(c)(vi).

(vii) To the extent Executive serves as a member of the Board or any other Ladder Company, or becomes chairman of any such boards of directors, Executive shall do so without any additional compensation therefor.

(d) Company Covenants.

(i) At Executive’s option, the Company shall cause LCC Corporation to nominate Executive to be elected (or, if applicable, re-elected) to be a member of the board of directors of LCC Corporation, and if appointed, Executive agrees to serve, without additional compensation, as a member of the board of directors of LCC Corporation

(ii) The Company shall obtain and maintain director’s and officer’s insurance for Executive (in such amounts as are customary for executives of businesses of size and nature comparable to that of the Company). In the event any such insurance policy is terminated for any reason, the Company shall give timely notice to Executive of such termination and shall promptly obtain an appropriate replacement policy. To the extent that there is any gap in coverage of such insurance policy, the Company agrees to defend, indemnify and hold Executive harmless, to the maximum extent permitted by law, in accordance with the indemnification provisions set forth in Section 9 hereof.

(iii) During the Employment Period, Executive may continue to engage in charitable activities so long as such charitable work does not interfere with the fulfillment of Executive’s duties under this Agreement.

3. Company Compensation

(a) Base Salaries for the Senior Management Team. For purposes of this Agreement, (i) the “Senior Management Team” shall mean the employees of the Company who hold the following positions at the Company: Chief Executive Officer, President, Chief Investment Officer, General Counsel and Co-Head of Securitization, Chief Financial Officer, Head of Asset Management, and Head of Merchant Banking and Capital Markets and any other individuals mutually agreed to by the Board and Executive and (ii) the “Other Employees” shall mean all employees of the Company who are not members of the Senior Management Team. Base salaries for the Senior Management Team shall be in an amount set by the Board, but under no circumstances will the base salaries for the Senior Management Team as of the IPO Date be less than Four Million One Hundred Thousand Dollars ($4,100,000) per annum in the aggregate (the “Senior Management Team’s Base Salary Amount”).

(b) Annual Cash Bonus for the Senior Management Team and Other Employees. After each calendar year during the Employment Period, a determination of the amount of cash bonuses to be paid among the Senior Management Team and Other Employees with respect to such calendar year (the “Pooled Annual Cash Bonus”) will be made consistent with the process and guidelines described in, and subject to the terms of, Section 3(d) and, solely with respect to the Senior Management Team, Exhibit A hereof. Any applicable Pooled Annual Cash Bonus will be paid to the applicable members of the Senior Management Team and the applicable Other Employees for which such a cash bonus has been determined to be paid by no later than February 28th in the calendar year following the calendar year to which such performance bonus relates. With respect to any particular calendar year, the Pooled Annual Cash Bonus shall be in an amount sufficient to result in cash bonuses being eligible to be paid to (i) Other Employees in amounts as determined to be appropriate by the Compensation Committee of the Board (the “Compensation Committee”) in consultation with Executive and (ii) the Senior Management Team in an amount equal to 9% of LCC Corporation’s Adjusted Net Income (as herein defined) for such calendar year consistent with the process and subject to the guidelines described in, and subject to the terms of, Section 3(d) and Exhibit A hereof (the “Senior Management Team’s Annual Cash Bonus Amount”). For purposes of this Agreement, “Adjusted Net Income”, for any period, means LCC Corporation’s net income before income taxes on a fully-consolidated basis for such period determined in accordance with generally accepted accounting principles (“GAAP”) as used by LCC Corporation in the preparation of LCC Corporation’s financial statements, adjusted to exclude to the extent included in such net income amount, (i) net income or loss attributable to non-controlling interests in Holdings’ consolidated direct or indirect joint ventures, (ii) real estate depreciation and amortization, (iii) the impact of unrealized derivative gains and losses related to the hedging of assets on LCC Corporation’s balance sheet as of the end of such period, (iv) unrealized gains/losses related to LCC Corporation’s direct or indirect investments in Federal Home Loan Mortgage Corp and GNMA interest-only securities, (v) the premium (discount) on long-term financing, and the related amortization of premium on long-term financing, (vi) non-cash stock-based compensation, (vii) certain one-time items as may be reasonably determined by the Compensation Committee in consultation with Executive, and (viii) any gain or loss or other income that may occur outside of the ordinary course of business as may be reasonably determined by the Compensation Committee in consultation with Executive.

(c) Annual Equity Incentive Grant for the Senior Management Team. After each calendar year during the Employment Period, a determination of the amount of Equity Incentives (as defined in Section 3(d) below) to be granted among the Senior Management Team with respect to such calendar year will be made consistent with the process and guidelines described in, and subject to the terms of, Section 3(d) and Exhibit A hereof (the “Senior Management Team’s Annual Equity Incentive Amount”), which provides that Equity Incentives with a value equal to $14.7 million, subject to the guidelines in Exhibit A, will be eligible to be granted annually among the Senior Management Team; provided that no Other Employee will be entitled to participate in the Senior Management Team’s Annual Equity Incentive Amount; and provided further that process and guidelines as described in this Agreement do not apply to the determination of, or any vesting related to, any initial upfront equity grants to the Senior Management Team at the time of the Ladder IPO.

(d) Process for Determining Company Compensation. Promptly after the end of any particular calendar year during the Employment Period, Executive shall present to the Compensation Committee (i) any proposed increases in annual base salaries for any particular Other Employee or member of the Senior Management Team, (ii) a proposed Pooled Annual Cash Bonus, including the proposed Senior Management Team’s Annual Cash Bonus Amount, for such calendar year, and (iii) the proposed Senior Management Team’s Annual Equity Incentive Amount for such calendar year (collectively, the “Company’s Annual Compensation”). Following consultation with Executive, the Compensation Committee shall present to the Board its recommendation of the Company’s Annual Compensation for the Board’s approval. Following the end of each calendar year, Executive shall consult with the Compensation Committee in determining (A) to what extent the Company’s Annual Compensation will be paid (based on factors deemed relevant by the Compensation Committee) and, of the amount to be paid, how the Company’s Annual Compensation will be allocated among each of the Company’s employees and (B) to what extent grants of options, restricted stock, restricted stock units and/or other comparable equity type incentive products as the Compensation Committee may grant or award (“Equity Incentives”) may be made to the Senior Management Team by LCC Corporation (based on factors deemed relevant by the Compensation Committee, including, without limitation, the Ladder Companies’ financial performance relative to the pre-tax return on average equity (“Pre-Tax Return on Average Equity”) hurdles contain in Exhibit A) pursuant to the Omnibus Incentive Plan of LCC Corporation to be adopted by LCC Corporation on or about the IPO Date (such Omnibus Incentive Plan as may be amended from time to time, the “LCC Omnibus Incentive Plan”) and, with respect to any such Equity Incentives that may be granted, the types and terms (including with respect to vesting) of any such granted Equity Incentives, and the manner in which such granted Equity Incentives will be allocated among each of the Company’s employees. The amount of any year-end bonus actually paid to any employee shall be subject to approval of the Board (or the Compensation Committee), in its reasonable discretion, and the grant of any Equity Incentive (including all of the applicable terms with respect thereto) to any employee will be subject to approval of the Board (or the Compensation Committee) of LCC Corporation, in its reasonable discretion; provided that, without in any way limiting the discretion of any Board or Compensation Committee as described above, the Company acknowledges that Executive and the Board of Directors of LCC Corporation have previously agreed to a framework for determining (i) the Senior Management Team’s Base Salary Amount, (ii) the Senior Management Team’s Annual Cash Bonus Amount and (iii) the Senior Management Team’s Annual Equity Incentive Amount (collectively, the “Senior Management Team’s Annual Compensation”), which framework is set forth on Exhibit A attached hereto and shall be used as a guide by the Board of Directors (or the Compensation Committee) of LCC Corporation in connection with the matters described in this Section 3(d). In addition, in connection with the Ladder IPO, the Company’s employees (including Executive and other members of the Senior Management Team and other employees selected by Executive) shall in the aggregate be awarded restricted stock of LCC Corporation under the LCC Omnibus Incentive Plan with a total value (based on the applicable offering price achieved at the Ladder IPO) of not less than $27,537,500 (the “IPO Grants”).

4. Executive’s Compensation.

(a) Executive’s Base Salary. Executive’s base salary shall be in an amount set by the Board, but under no circumstances will be less than One Million Dollars ($1,000,000) per annum (“Base Salary”), which Base Salary shall be payable in regular installments in accordance with the Company’s general payroll practices and shall be subject to customary withholding and other deductions required by law or authorized in writing by Executive.

(b) Year End Bonus. After each calendar year during the Employment Period, Executive shall be eligible to receive an annual cash bonus (a “Year End Bonus”) with a target amount equal to 4.05% of the Adjusted Net Income for such calendar year (or such higher percentage or amount as the Compensation Committee may determine, in its sole discretion), with the amount of such Year End Bonus to be as reasonably determined by the Compensation Committee in accordance with the process and guidelines described in, and subject to the terms of, Section 3(d) and Exhibit A hereof. Executive’s Year End Bonus payable hereunder with respect to any particular calendar year shall be paid by no later than February 28th of the following calendar year, or such earlier date as the Company pays annual performance cash bonus for such calendar year to other senior executives of the Company.

(c) Annual Equity Incentive Grant. After each calendar year during the Employment Period, Executive shall be eligible to receive a grant of Equity Incentives with a target amount equal to $5,975,000, with 90% of such amount to be a grant of restricted stock, and the remaining 10% of such amount to be a grant of options (with options being valued for such purpose by the Compensation Committee, in consultation with the Chief Executive Officer, using widely-accepted valuation methods in connection with the grant by a public company of options to its employees), on terms and in such amount as reasonably determined by the Compensation Committee in accordance with the process and guidelines described in, and subject to the terms of, Section 3(d) and Exhibit A hereof; provided that process and guidelines as described in this Agreement do not apply to the determination of, or any vesting related to, any initial upfront equity grants to the Senior Management Team at the time of the Ladder IPO. In addition, in the event Executive resigns for any reason from Executive’s position as an employee of the Company pursuant to Section 5(a) hereof or is terminated by the Company without Cause, in either case, on a date that is on or after the date three (3) years after the IPO Date, then any unvested Equity Incentives of Executive including, without limitation, any of Executive’s applicable Annual Incentive Grants, shall vest effective as of Executive’s Employment Termination Date.

(d) Benefits. Executive shall be entitled to participate in the Company’s standard employee benefits programs for which employees of the Company are generally eligible, including, without limitation, life, disability, group medical and dental insurance benefits (collectively, the “Benefits”). The Company agrees that, solely to the extent permitted by the plans governing any health insurance coverage that is a component of the Benefits, Executive shall be entitled to designate his spouse and children as dependents for purposes of such health insurance. Executive recognizes that the Company reserves the right to change its standard employee benefit programs from time to time.

(e) Vacation/Holidays. Executive shall be entitled to at least 27 days of paid vacation during each calendar year as well as holidays and sick days each in accordance with the Company’s applicable policies in effect from time to time.

(f) Expenses. The Company shall reimburse Executive for all customary business expenses (including travel and entertainment) incurred by him in the course of performing his duties under this Agreement, subject to the Company’s policies in effect from time to time regarding expense reimbursement, including with respect to the reporting and documentation of such expenses.

5. Employment Period.

(a) Employment Period and Termination. Executive’s employment with the Company commenced on September 22, 2008 and shall continue until the date on which Executive ceases to be an employee of the Company for any reason (the “Employment Period”). The Company may terminate Executive’s employment by the Company at any time upon written notice to Executive, subject to the expiration of any applicable cure periods set forth herein in the case of a termination for Cause (as defined in Section 5(d)(i)). Executive may resign from his employment by the Company at any time upon ninety days prior written notice to the Company, unless such termination is for Good Reason (as defined in Section 5(d)(ii)), in which case Executive may resign upon written notice to the Company, subject to any applicable cure periods as set forth herein. Upon the date Executive ceases to be employed by the Company for any reason, (such date, the “Employment Termination Date”) the Employment Period shall be deemed to have ended, and Executive shall be entitled to receive (i) his Base Salary through the Employment Termination Date, subject to withholding and other appropriate deductions, and (ii) reimbursement for expenses accrued during the Employment Period in accordance with Section 4(f).

(b) Severance. If the Employment Period ends as a result of either (A) Executive’s employment by the Company being terminated by the Company without Cause (as defined in Section 5(d)(i)) or (B) Executive resigning from his employment by the Company for Good Reason (as defined in Section 5(d)(ii) below), then, subject to Section 5(c) hereof, the Company shall, in addition to paying Executive any amounts due and payable pursuant to Section 5(a), pay or provide Executive with the following, subject to the provisions of Section 12 hereof:

(i) Cash severance (the “Cash Severance”) equal to the greater of (A) $10,000,000 or (B) two multiplied by the sum of (x) Executive’s annual Base Salary in effect on the Employment Termination Date and (y) the average of the Year End Bonuses (if any) paid to Executive for the two calendar years preceding the Employment Termination Date, including any amounts deferred pursuant to a deferred bonus program that the Company may have in effect; provided that

A.	if the Employment Termination Date occurs prior to Executive having received a Year End Bonus for calendar year 2014, then the Cash Severance shall equal $17,000,000; and provided further that

B.	if the Employment Termination Date occurs after Executive having received a Year End Bonus for calendar year 2014 and prior to Executive having received Executive’s Year End Bonus for calendar year 2015, the reference to “the average of the Year End Bonuses (if any) paid to Executive for the two calendar years preceding the Employment Termination Date, including any amounts deferred pursuant to a deferred bonus program that the Company may have in effect” as contemplated in subclause 3(b)(i)(B)(y) above shall be replaced with “the greater of (X) Executive’s Year End Bonus for calendar year 2014, including any amounts deferred pursuant to a deferred bonus program that the Company may have in effect, and (Y) Executive’s target Year End Bonus for calendar year 2015”;

with fifty percent (50%) of the Cash Severance payable to Executive in a lump sum as soon as reasonably practical after the date of which the General Release (as defined in Section 5(c)) is signed and delivered by Executive and has become irrevocable (the “General Release Effective Date”) and the remaining 50% of the Cash Severance payable to Executive in twelve equal monthly installments commencing as soon as reasonably practical after the General Release Effective Date; provided that if the Employment Termination Date occurs during the 365 day period commencing on the occurrence of a Change in Control (as defined in the LCC Omnibus Incentive Plan) or if, as of the date of the Employment Termination Date, LCC Corporation has previously entered into a definitive binding agreement with a buyer that would result in a Change in Control and such definitive binding agreement remains in effect, then the Cash Severance shall be paid to Executive in a lump sum as soon as reasonably practical after the General Release Effective Date, further provided that such lump sum payment does not result in a violation of Code Section 409A; and further provided that to the extent that the payment of any Cash Severance constitutes “nonqualified deferred compensation” for purposes of Code Section 409A, any such payment scheduled to occur during the first sixty (60) days following the Employment Termination Date shall not be paid until the first regularly scheduled pay period following the sixtieth (60th) day following the Employment Termination Date and shall include payment of any amount that was otherwise scheduled to be paid prior thereto; and

(ii) if the Employment Termination Date occurs after Executive having received a Year End Bonus for calendar year 2014, then a pro-rata portion (determined by multiplying the amount of Executive’s target Year End Bonus for the year in which the Employment Termination Date occurs by a fraction, the numerator of which is the number of days that Executive is employed by the Company during the calendar year in which the Employment Termination Date occurs and the denominator of which is 365) of Executive’s target Year End Bonus for the calendar year in which the Employment Termination Date occurs payable at the same time performance bonuses for such calendar year are paid to other senior executives of the Company; and

(iii) subject to (A) Executive’s timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and (B) Executive’s continued copayment of premiums at the same level and cost to Executive as if Executive were an employee of the Company (excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), continued participation in the Company’s group health plan (to the extent permitted under applicable law and the terms of such plan) which covers Executive (and Executive’s eligible dependents) during the Health Care Reimbursement Period (defined below), provided that Executive is eligible and remains eligible for COBRA coverage. The Company shall until the conclusion of the Health Care Cost Reimbursement Period (as defined below) reimburse Executive for COBRA premiums, subject to the Company determining that reimbursement of such premiums would not reasonably be expected to result in the imposition of any excise taxes on the Company for any failure to comply with the nondiscrimination requirements of the Patient Protection and Affordable Care Act of 2010, as amended, in each case, subject to withholding and other appropriate deductions. As used herein, “Health Care Cost Reimbursement Period” shall mean the period commencing on the date Executive ceases to be employed by the Company and ending on the earliest to occur of (x) the date two years after the Employment Termination Date, (y) the date on which the Company can no longer provide Executive with COBRA benefits under applicable law and (z) the date on which Executive becomes eligible for health care coverage under the plan of a subsequent employer.

(c) Payments. Except as expressly provided in Section 5(a) and 5(b) upon the Employment Termination Date (i) all of Executive’s rights to Base Salary and Benefits (except as mandated by applicable law) hereunder (if any) shall cease and (ii) no other severance, compensation, or retirement benefits shall be payable by the Ladder Companies to Executive. Notwithstanding anything to the contrary contained herein but except as required by applicable law, Executive shall not be entitled to receive any payments, benefits, or other compensation under Section 5(b) unless and until Executive has executed and delivered to the Company and not revoked the general release in the form of Exhibit B attached hereto (the “General Release”) and such General Release has become effective within sixty (60) days following the Employment Termination Date.

(d) Definitions.

(i) For purposes of this Agreement, “Cause” shall mean: (A) Executive’s willful and material violation of the Company’s written policies and/or procedures where such policies and/or procedures (1) are reasonable, legal, and ethical, (2) have been made available to Executive in writing, and (3) were previously approved or ratified by Executive in writing, and in any such case, following (x) delivery by the Board to Executive of a written notice which specifically identifies the manner in which the Board believes that Executive has willfully and materially violated such written policies and/or procedures and (y) if such violation is capable of cure, the failure of Executive to cure such violation within the thirty-day period following the delivery of such notice; (B) Executive’s engagement in willful misconduct materially injurious to the financial condition of the Company; (C) Executive’s material breach of any provision of this Agreement and Executive’s failure to cure such breach (if such breach is capable of cure)

within thirty days following delivery by the Board to Executive of a written notice which specifically identifies the provision in this Agreement which the Board believes Executive has materially breached and the specific conduct constituting such material breach; (D) Executive’s engagement in theft, embezzlement, fraud, or material misappropriation of any of the Company’s property; (E) Executive’s conviction by a court of competent jurisdiction of (or Executive’s plea of guilty or nolo contendere to) a felony involving dishonesty or moral turpitude (excluding any motoring offense for which a non-custodial sentence is received and excluding any conviction for “driving under the influence” or “driving while intoxicated”); or (F) Executive’s willful and material failure to attempt in good faith to comply with reasonable and material directions of the Board that (1) have been duly approved by the Board, (2) have been communicated in writing to Executive, (3) are consistent with the duties and role of a chief executive officer of a company of the nature and size of the Company and otherwise consistent with this Agreement, and (4) do not require actions that are illegal or unethical, and in any such case, following (x) delivery by the Board to Executive of a written notice which specifically identifies the manner in which the Board believes that Executive has willfully and materially failed to comply with such directions and (y) if such failure is capable of cure, the failure of Executive to cure such violation within the thirty-day period following the delivery of such notice; provided, however, that Cause shall not exist unless such failure by Executive to comply with such directions of the Board is reasonably likely to cause a significant financial loss to the Company.

(ii) For purposes of this Agreement, “Good Reason” shall mean: (A) without Executive’s express written consent, (1) the Board’s assignment to Executive of any duties materially inconsistent with his positions, duties, responsibilities, or status with the Company or with the duties or responsibilities of a chief executive officer of a company of the nature and size of the Company, (2) any material diminution in Executive’s positions, duties, responsibilities, or status with the Company, including if there is another executive that reports directly to the Board, (3) a change in Executive’s reporting responsibilities, title, or office with the Company, including but not limited to his position as a member of the Board of Directors of the Company or LCC Corporation, (4) any amendment to any written incentive equity plan, written equity grant plan or written bonus plan adopted by either the Company or LCC Corporation for the benefit of the Company’s employees, including but not limited to the LCC Omnibus Incentive Plan, (5) any failure by LCC Corporation to permit Executive to nominate at least two of the individuals that will serve on the initial nominating committee of the Board of Directors of LCC Corporation, or (6) any removal of Executive from his position as the Company’s Chief Executive Officer, except where such removal is in connection with the termination of Executive’s employment by the Company for Cause, as a result of Executive’s death or disability, or as a result of Executive’s resignation other than for Good Reason, and, in any such case, the Board’s failure to cure such assignment, diminution, change, removal, or failure (if such assignment, diminution, change, removal, or failure is capable of cure) within thirty days following delivery by Executive to the Board of a written notice which specifically identifies such assignment, diminution, change, removal, or failure; (B) without Executive’s prior written consent, the relocation of Executive’s office to a location outside of New York, New York other than for travel in the course of Executive’s duties; (C) without Executive’s prior written consent, any reduction of

Executive’s Base Salary or any material reduction in the Benefits taken as a whole or any material breach by the Company of this Agreement, and, in any such case, the Board’s failure to cure such reduction or breach (if such reduction or breach is capable of cure) within thirty days following delivery by Executive to the Board of a written notice which specifically identifies such reduction or breach; (D) any removal of Executive by the Board of LCC Corporation or the shareholders of LCC Corporation from his position as a member of the Board of LCC Corporation, or any failure of the shareholders of LCC Corporation to re-elect Executive to his position as a member of the Board of LCC Corporation for which Executive is eligible for re-election; and (E) a material breach of this Agreement by the Company that is not cured within thirty (30) days after Executive provides written notice to the Board of such material breach.

6. Confidential Information. Executive acknowledges that the non-public information and data obtained by him while employed by any Ladder Company concerning the business or affairs of the Ladder Companies and their affiliates (“Confidential Information”) are the property of the Ladder Companies. Therefore, except as may be otherwise required by law or legal process, Executive agrees that, during the Employment Period and at all times thereafter, Executive shall not disclose to any unauthorized person or use for Executive’s own purposes any Confidential Information without the prior written consent of the Board other than in a good faith effort during the Employment Period to promote the interests of the Ladder Companies. Executive shall deliver to the Company at the termination of the Employment Period, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer files and related back-ups, printouts, software, and other documents and data (and copies thereof) relating to the Confidential Information, Work Product (as defined in Section 7), or the business of any Ladder Company which Executive may then possess or have under his control. Notwithstanding anything to the contrary in this Section 6, (i) Confidential Information shall not include: (A) information to the extent that it is or becomes generally available to the public (other than as a result of a disclosure by Executive) and (B) information to the extent that it is disclosed to Executive by a party or person that is not under any obligation to keep such information confidential; and (ii) if Executive is required to disclose or discuss Confidential Information by order of a court of competent jurisdiction, Executive may disclose such Confidential Information (provided that in such case, Executive shall promptly inform the Company of such order and shall only disclose Confidential Information to the extent necessary to comply with any such court order). Notwithstanding anything to the contrary in this Agreement, from and after the termination of the Restrictive Period, Executive shall have the right to use and distribute throughout the world the investment track record for the Ladder Companies in connection with activities relating to the marketing, fund raising and operation of any post-Company employment activities in which Executive engages, and no Ladder Company or representative of any Ladder Company shall prevent or interfere with Executive’s use and discussion of the information supporting the track record (including, without limitation, periodic performance data and investor reports), so long as such use and discussion is in accordance with this Section 6 and not inconsistent with the performance data furnished to Executive pursuant to this Section 6; provided that (i) any offering memorandum or other document containing such track record shall conspicuously state that neither the Company nor its affiliates have approved or disapproved of any of the information set forth therein and that neither the Company nor its affiliates shall have any liability or obligation arising out of, or related to, such information, (ii) neither the Company nor its affiliates shall be required to make (or deemed to have made) any representation or warranty with respect to the accuracy or completeness of such track record and (iii) neither the Company nor its affiliates shall have any liability or obligation arising out of, or related to, the usage of such track record by any such Person. In addition, upon Executive’s written request, the Ladder Companies will (a) promptly furnish to Executive the consolidated audited financial statements of the Ladder Companies for each fiscal year in which Executive was employed by any Ladder Company (or, if such audited financial statements were not prepared for any such fiscal year, then unaudited financial statements for such fiscal year), (b) to the extent available, promptly furnish to Executive the unaudited monthly and quarterly income statements underlying the annual performance track record for such fiscal years and (c) use their commercially reasonable efforts (including using estimates where necessary) to promptly furnish to Executive a breakdown of the Company positions and quarterly and annual returns on equity calculations in the aggregate and by product type for any fiscal year Executive was employed by any Ladder Company.

7. Inventions and Patents. Executive acknowledges that all inventions, innovations, improvements, enhancements, modifications, developments, methods, designs, analyses, drawings, reports, and all similar or related information (whether or not patentable) which relate to any Ladder Company’s actual or anticipated business, research, and development or existing or future products or services and which are conceived, developed, or made by Executive while employed by any Ladder Company (collectively, “Work Product”) belong to the applicable Ladder Company. Any copyrightable work falling within the definition of Work Product shall be deemed a “work made for hire” as such term is defined in 17 U.S.C. Section 101, and ownership of all right, title, and interest herein shall vest in the applicable Ladder Company. To the extent that any Work Product is not deemed to be a “work made for hire” under applicable law or all right, title, and interest in and to such Work Product has not automatically vested in the applicable Ladder Company, Executive hereby irrevocably assigns, transfers and conveys, to the full extent permitted by applicable law, all right, title and interest in and to the Work Product on a worldwide basis to the applicable Ladder Company, without further consideration. Executive shall perform all actions reasonably requested by the Company to establish and confirm such ownership (including, without limitation, assignments, consents, powers of attorney, and other instruments). Notwithstanding the foregoing, (i) no Ladder Company shall have any right, title, or interest in any work product or copyrightable work developed by Executive outside of work hours and without the use of any of Ladder Company’s resources or facilities that does not relate to the business of any Ladder Company and does not result from any work performed by Executive for any Ladder Company and (ii) Work Product shall not include business methods, contract structures, document forms and similar information developed or made by Executive prior to his employment by any Ladder Company (collectively, to the extent used during the Employment Period by any Ladder Company, “Prior Works”), even if Executive uses such methods, structures, forms or information in the course of his employment with any Ladder Company. Executive hereby grants the Ladder Companies a perpetual, irrevocable, non-exclusive, royalty-free, worldwide, assignable, sublicensable license under all rights in any Prior Works for all purposes in connection with the Ladder Companies’ current and future businesses.

8. Cooperation with Investigation. During the Employment Period and thereafter, Executive shall cooperate with the applicable Ladder Company in any internal investigation or administrative, regulatory, or judicial proceeding as reasonably requested by the

Company (including, without limitation, Executive’s being available to the Company upon reasonable notice for interviews and factual investigations, appearing at the Company’s request to give testimony without requiring service of a subpoena or other legal process, volunteering to the Company all pertinent information, and turning over to the Company all relevant documents which are or may come into Executive’s possession, all at times and on schedules that are reasonably consistent with Executive’s other permitted activities and commitments if Executive is then employed by the Company) (any such cooperation requested by the Company, collectively, “Investigation Assistance”); provided that Executive’s receipt of any severance payments otherwise payable to Executive pursuant to the terms of this Agreement is not contingent on Executive providing such Investigation Assistance. Such Investigation Assistance will be (i) without additional compensation (if Executive is then employed by the Company) or (ii) for a rate of $500 per hour along with reimbursement for all out-of-pocket costs and expenses incurred in connection therewith (if Executive is not then employed by the Company), provided that after the expiration or termination of the Employment Period, Executive shall not be required to spend more than three (3) business days each calendar year (the “Cooperation Period”) providing Investigation Assistance. For the avoidance of doubt, the foregoing provisions of this Section 8 shall not apply to testimony or other cooperation that Executive is compelled to provide by third party subpoena, court order, or the request of any governmental authority. If, after the expiration or termination of the Employment Period, Executive is issued a subpoena at the request of any Ladder Company in connection with any legal proceeding to which Executive is not a party or any administrative or regulatory proceeding or investigation of which Executive’s conduct is not a subject, then, after the expiration of the Cooperation Period for such calendar year, Executive shall be compensated at a rate equal to (i) if Executive is employed as of such date, his pro rated hourly compensation, including salary and bonus as then in effect, for each hour that Executive is compelled to testify or otherwise cooperate pursuant to such subpoena or (ii) if Executive is not employed as of the date on which he provides such testimony, $10,000 per day.

9. Indemnification. The Company agrees to defend, indemnify and hold Executive and Executive’s heirs and representatives harmless, to the maximum extent permitted by law, against any and all damages, costs, liabilities, losses, and out-of-pocket expenses (including actual attorneys’ fees) as a result of any claim or proceeding (whether civil, criminal, administrative, or investigative), or any threatened claim or proceeding (whether civil, criminal, administrative, or investigative), against Executive that arises out of or relates to Executive’s lawful service as an officer, director, or employee, as the case may be, of the Company, or Executive’s service in any such capacity or similar capacity with any Ladder Company or other entity at the request of the Company, and to promptly advance to Executive or Executive’s heirs or representatives such expenses upon written request with appropriate documentation of such expense and receipt of an undertaking by Executive or on Executive’s behalf to repay such amount if it shall ultimately be determined in a final, non-appealable judgment from a court of competent jurisdiction that Executive is not entitled to be indemnified by the Company. If Executive has any knowledge of any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, as to which Executive may request indemnity under this provision, Executive shall give the Company prompt written notice thereof; provided that the failure to give such notice shall not affect Executive’s right to indemnification. The Company shall be entitled to assume the defense of any such proceeding, and Executive shall use reasonable efforts to cooperate with such defense. To the extent that Executive in good faith determines that there is an actual or potential conflict of interest between the Company and Executive in connection with the defense of a proceeding, Executive shall so notify the Company and shall be entitled to separate representation at the Company’s expense by counsel selected by Executive (provided that the Company may reasonably object to the selection of counsel within ten business days after notification thereof), which counsel shall cooperate, and coordinate the defense, with the Company’s counsel and minimize the expense of such separate representation to the extent consistent with Executive’s separate defense. The Company shall not be liable for any settlement of any proceeding effected without its prior written consent but shall not unreasonably withhold such consent.

10. Non-Solicitation and Non-Competition.

(a) In further consideration of the compensation to be paid to Executive hereunder, Executive acknowledges that in the course of his employment with the Company he has and will continue to become familiar with the Ladder Companies’ trade secrets and with other Confidential Information concerning the Ladder Companies and that his services shall be of special, unique, and extraordinary value to the Ladder Companies. Therefore, Executive agrees that during the Restrictive Period (as defined below), Executive shall not for any reason whatsoever, directly or indirectly, for himself or on behalf of or in conjunction with any other person, persons, company, partnership, corporation, business, or other entity of whatever nature (i) engage in any respect, whether as an officer, director, employee, independent contractor, advisor, sales representative, consultant, shareholder, owner, partner, manager, or in any other capacity, in the business of any Ladder Company as of the date Executive is no longer employed by the Company (the “Non-Competition Obligation”) or (ii) solicit, hire, retain as an employee or independent contractor, or interfere with any Ladder Company’s relationship with any employee, investor, or customer of any Ladder Company (or any person who was an employee, investor, or customer of any Ladder Company within the past twelve months) (the “Non-Solicitation Obligation”). Notwithstanding the foregoing, the ownership by Executive of less than 5% of any class of publicly traded equity securities of any corporation, will not be deemed to be a breach of this Section 10(a). For purposes of this Agreement, “Restrictive Period” shall mean the following:

A.	with respect to the Non-Competition Obligation, the Restrictive Period shall be the Employment Period and the period commencing on the Employment Termination Date and ending 365 days thereafter; and

B.	with respect to the Non-Solicitation Obligation, the Restrictive Period shall be the Employment Period and the period commencing on the Employment Termination Date and ending 730 days thereafter.

(b) If, at the time of enforcement of this Section 10, a court shall hold that the duration or scope restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration or scope reasonable under such circumstances shall be substituted for the stated duration or scope and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period and scope permitted by law.

(c) Each of Executive and the Company acknowledges and agrees that the Company will suffer irreparable harm from a breach by Executive of any of the covenants or agreements contained in Section 6 or this Section 10. Executive further acknowledges that the restrictive covenants set forth in this Section are of a special, unique, and extraordinary character, the loss of which cannot be adequately compensated by monetary damages. Executive agrees that the terms and provisions of this Section 10 are fair and reasonable and are reasonably required for the protection of the Company in whose favor such restrictions operate. Executive acknowledges that, but for Executive’s agreements to be bound by the restrictive covenants set forth in Section 6 and this Section 10, the Company would not have entered into this Agreement. In the event of an alleged or threatened breach by Executive of any of the provisions of Section 6 or this Section 10, the Company or its successors or assigns may, in addition to all other rights and remedies existing in its or their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other equitable relief in order to enforce or prevent any violations of the provisions hereof (including, without limitation, the extension of the Restrictive Period by a period equal to the duration of the violation of this Section 10).

(d) The refusal or failure of the Company to enforce any of the restrictive covenants set forth in Section 6 or this Section 10 against Executive, for any reason, shall not constitute an act of precedent or a defense to the enforcement by the Company of the restrictive covenants set forth herein, nor shall it give rise to any claim or cause of action by Executive against the Company. If any action should have to be brought by the Company against Executive to enforce the restrictive covenants set forth in Section 6 or this Section 10, the Company is entitled to seek preliminary and permanent injunctive relief restraining Executive from violating any of such restrictive covenants and shall be entitled to seek all other legal and equitable remedies provided under New York law. Executive expressly acknowledges that the restrictive covenants set forth in Section 6 or this Section 10 apply to any successor or assign of the Company as a direct third-party beneficiary and that such restrictive covenants are expressly intended for the benefit of such successor or assign.

11. Miscellaneous.

(a) Notices. All notices, demands, or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally, two business days after being mailed by certified or registered mail, return receipt requested and postage prepaid, or one business day after being sent via a nationally recognized overnight courier. Such notices, demands, and other communications will be sent to the addresses indicated below:

To the Company:

Ladder Capital Finance LLC

345 Park Avenue, 8th Floor

New York, NY 10154

Attention:   Board of Directors

with a copy (which shall not constitute notice to the Company) to:

Pamela McCormack

General Counsel & Co-Head of Securitization

Ladder Capital Finance LLC

345 Park Avenue, 8th Floor

New York, NY 10154

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:   Brian Raftery, Esq.

To Executive:

Brian Harris

56 Wayside Place

Montclair, New Jersey 07042

with a copy (which shall not constitute notice to Executive) to:

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention:         Albert J. Solecki, Jr.

or such other addresses or to the attention of such other persons as the recipient party shall have specified by prior written notice to the sending party.

(b) Remedies. In addition and supplementary to other rights and remedies existing in its or his favor, the Company or Executive may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof.

(c) Choice of Law. All issues and questions concerning the construction, validity, enforcement, and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions that could cause the applications of the laws of any jurisdiction other than the State of New York.

(d) Representation by Executive. Executive represents and warrants to the Company that he is not a party to any agreement containing a noncompetition provision or other restriction with respect to (i) the nature of any services or business which he is entitled to perform or conduct for the Company (or any other Ladder Company) under this Agreement, or (ii) the disclosure or use of any information which directly or indirectly relates to the nature of the business of any Ladder Company or the services to be rendered by Executive under this Agreement.

(e) Complete Agreement. This Agreement shall embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements, or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. Subject to Section 14 of this Agreement, this Agreement amends and restates the Prior Agreement in its entirety.

(f) Successor and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive and the Company and their respective successors, heirs and assigns.

(g) Amendment. Other than otherwise expressly provided herein, this Agreement may be amended, and any provision hereof may be waived, at any time by written agreement between the Company (with the approval of the Board) and Executive.

(h) Counterparts; Facsimile Signature. This Agreement may be executed in one or more counterparts, all of which together shall constitute but one agreement. Any party may execute this Agreement by facsimile or scanned page signature and the other parties shall be entitled to rely upon such facsimile or scanned page signature as conclusive evidence that this Agreement has been duly executed by such party.

(i) No Waiver. No failure or delay on the part of the Company or Executive in enforcing or exercising any right or remedy hereunder shall operate as a waiver thereof.

(j) Severability. If any provision or clause of this Agreement, or portion thereof shall be held by any court or other tribunal of competent jurisdiction to be illegal, invalid, or unenforceable in such jurisdiction, the remainder of such provision shall not be thereby affected and shall be given full effect, without regard to the invalid portion.

(k) No Strict Construction; Descriptive Headings. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(l) Withholding. The Company shall be entitled to deduct and withhold from any amounts owing from the Company or any of its subsidiaries to Executive under this Agreement, any United States federal, state, or local or non-United States withholding taxes, excise taxes, or employment taxes imposed with respect to Executive’s compensation or other payments from the Company or any of its subsidiaries under this Agreement.

12. Code Sections 409A and 457A.

(a) The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and guidance promulgated thereunder or an exemption thereunder and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. The parties further intend that all payments and benefits under this Agreement be exempt from Section 457A of the Code. In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on Executive by Sections 409A or 457A of the Code or damages for failing to comply with Sections 409A or 457A of the Code.

(b) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Notwithstanding any other payment schedule provided herein to the contrary, if Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then, with regard to any payment that is considered deferred compensation under Code Section 409A payable on account of a “separation from service” such payment shall be made on the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” of Executive, and (B) the date of Executive’s death (the “Delay Period”) to the extent required under Code Section 409A. Upon the expiration of the Delay Period, all payments delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid to Executive in a lump sum, and all remaining payments due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c) To the extent reimbursements or other in-kind benefits under this Agreement constitute “non-qualified deferred compensation” for purposes of Code Section 409A, all such expenses or other reimbursements under this Agreement shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive, (ii) any right to such reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit, and (iii) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

(d) For purposes of Code Section 409A, Executive’s right to receive any installment payment pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company. Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “deferred compensation” for purposes of Code Section 409A be subject to offset, counterclaim or recoupment by any other amount payable to Executive unless otherwise permitted by Code Section 409A. To the extent that any payment of base salary or other compensation is to be paid for a specified continuing period of time beyond the date of Executive’s termination of employment in accordance with the Company’s payroll practices (or other similar term), the payments of such base salary or other compensation shall be made upon such schedule as in effect upon the date of termination, but no less frequently than monthly.

13. Effect of Termination of the Employment Period. Other than Section 2(c)(vi), Sections 5 through 12 and this Section 13 and Section 14, which shall survive indefinitely, upon termination of the Employment Period, this Agreement shall no longer have any force or effect.

14. Effectiveness of this Agreement. Notwithstanding anything contained in this Agreement to the contrary:

(a) this Section 14 is effective as of the date of this Agreement (notwithstanding that, as of the date of this Agreement the IPO Date has not occurred) and may not be revoked or rescinded by either party hereto without the prior written consent of the other party hereto;

(b) the amendment and restatement of the Prior Agreement pursuant to this Agreement will become effective only on the IPO Date, and such effectiveness on the IPO Date will occur only if (i) the IPO Date occurs prior to April 30, 2014 (the “Expiration Date”) and (ii) Executive continues to be an employee of the Company as of the IPO Date;

(c) if, as of any date prior to first to occur of the Expiration Date and the IPO Date, Executive ceases to be an employee of the Company for any reason, then, effective as of the date of such cessation of employment, this Agreement will be null and void (with neither the Company nor Executive having any rights or obligations with respect to this Agreement) and the Prior Agreement will remain in full force and effect; and

(d) if, as of the Expiration Date, the IPO Date has not previously occurred and Executive continues to be an employee of the Company, then, effective as of the Expiration Date, this Agreement will be null and void (with neither the Company nor Executive having any rights or obligations with respect to this Agreement) and the Prior Agreement will remain in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Employment Agreement as of the date first written above.

LADDER CAPITAL FINANCE LLC

By:	/s/ Pamela McCormack
Name:	Pamela McCormack
Title:	General Counsel

/s/ Brian Harris
Brian Harris

Solely for purposes of Section 2(c)(vi) hereof:

BETSY A. HARRIS 2012 FAMILY TRUST

By:	/s/ Brian Harris
Name:	Brian Harris
Title:	Trustee

[Signature Page to Employment Agreement]